June 12, 2025

Joshua Kobza
Chief Financial Officer
Restaurant Brands International Limited Partnership
130 King Street West, Suite 300
Toronto, Ontario M5X1E1
Canada

       Re: Restaurant Brands International Limited Partnership
           Form 10-K for Fiscal Year Ended December 31, 2024
           Filed February 21, 2025
           File No. 001-36787
Dear Joshua Kobza:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 18. Segment Reporting and Geographical Information, page 99

1. Please tell us how your disclosure complies with the requirement to disclose how the chief operating decision maker uses your reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources pursuant to
       ASC 280-10-50- 29.f. Refer to ASC 280-10-55-47.bb for guidance.



        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 June 12, 2025
Page 2

       Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services